

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 10, 2020

Riyadh Lai
Chief Financial Officer
Silicon Motion Technology Corporation
690 N. McCarthy Blvd, Suite 200
Milpitas, California 95035

      **Re: Silicon Motion Technology Corporation
          Form 20-F for the Year Ended December 31, 2019
          Form 6-K furnished April 29, 2020
          File No. 000-51380**

Dear Mr. Lai:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing